UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cellect Biotechnology Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

15116C102

(CUSIP Number)

Shai Yarkoni

Cellect Biotechnology Ltd.

23 Hata’as Street, Kfar Saba, Israel 44425
+972 9 974 1444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15116C102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Shai Yarkoni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,197,983 Ordinary Shares (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 21,197,983 Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 21,197,983 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes options or warrants to purchase an aggregate of 6,968,903 ordinary shares, no par value, (“Ordinary Shares”) of the Issuer issuable upon exercise of options or warrants held by the Reporting Person that are currently exercisable or exercisable within 60 days following March 12, 2020.

(2)	Based on 337,533,079 Ordinary Shares outstanding as of March 12, 2020 plus the 6,968,903 Ordinary Shares issuable upon the exercise of the options or warrants beneficially owned by the Reporting Person, which amounts were provided to the Reporting Person by the Issuer.

Introductory Note

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D originally filed on August 16, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on February 20, 2019, filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) with respect to his ownership of Ordinary Shares, no par value (the “Ordinary Shares”) of Cellect Biotechnology Ltd. (the “Issuer”). This Amendment No. 2 amends the Original Schedule 13D, as amended by Amendment No. 1 thereto, as specifically set forth herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by incorporating by reference of the information set forth in Item 5 below.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D, as amended by Amendment No. 1 thereto, is hereby amended and restated in its entirety as follows:

(a) The Agreement regarding filing of a joint Schedule 13D, filed as Exhibit 1 to the Original Scheduled 13D, and the Voting Agreement, filed as Exhibit 3 to the Original Schedule 13D, were terminated by the parties thereto effective as of May 31, 2019. As a result, the Reporting Person is not part of a group as defined in Rule 13d-5 of the Exchange Act.

(b) The amount and nature of the voting and investment power held by the Reporting Person, is as follows:

Sole power to vote or to direct the vote	21,197,983	(1)
Shared power to vote or to direct the vote	0
Sole power to dispose or to direct the disposition	21,197,983	(1)
Shared power to vote or to direct the disposition	0

(1)	Represents (i) 142,290 ADSs representing 14,229,080 ordinary shares owned by Dr. Yarkoni, (ii) 2,955 ADS representing 295,540 ordinary shares issuable upon exercise of warrants at an exercise price of $37.50 per ADS and expiring on July 29, 2021, (iii) options to purchase 1,200,000 ordinary shares, at an exercise price of NIS 1.40 per share and expiring on September 8, 2024, (iv) options to purchase 72,000 ordinary shares at an exercise price of NIS 1.90 per share and expiring on August 26, 2025, (v) options to purchase 2,268,030 ordinary shares at an exercise price of NIS 1.20 per share and expiring on February 27, 2027, (vi) options to purchase 3,000,000 ordinary shares at an exercise price of NIS 0.141 per share and expiring on June 1, 2029, and (vi) 1,333 ADS representing 133,333 ordinary shares issuable upon exercise of warrants at an exercise price of $7.50 per ADS and expiring on February 12, 2024. Excludes options to purchase 1,756,010 ordinary shares that vest in more than 60 days from March 12, 2020.

(c) None.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Ordinary Shares deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The Lock-Up Agreement filed as Exhibit 4 to Amendment No. 1 to the Original Schedule 13D has expired.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D, as amended by Amendment No. 1 thereto, is hereby amended and restated in its entirety as follows:

Exhibit 1 –	Founders Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016)
Exhibit 2 –	Warrant issued in the public offering of the Issuer that closed on August 3, 2016 (included in the terms of the Warrant Agent Agreement incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-1/A of the Issuer filed on July 26, 2016).
Exhibit 3 –	Form of Warrant issued in the public offering of the Issuer that closed on February 12, 2019 (included within the Warrant Agent Agreement incorporated by reference to Exhibit 4.6 of the Registration Statement on Form F-1/A of the Issuer filed on February 7, 2019).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 22, 2020

/s/ Shai Yarkoni
Dr. Shai Yarkoni

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